Exhibit 99.1

Sinovac’s Coronavac, SARS-CoV-2 Vaccine (Vero Cell), Inactivated,

Announces Approval for Phase I/II Clinical Trial in Adolescents and Children

BEIJING, China, September 23, 2020 /Business Wire/ -- Sinovac Biotech Ltd. (NASDAQ: SVA) (“Sinovac” or the “Company”), a leading provider of biopharmaceutical products in China, announced today that the inactivated COVID-19 vaccine candidate developed by Sinovac Life Sciences (Sinovac LS), or “CoronaVac”, was approved by the National Medical Products Administration (NMPA) for clinical trial in adolescents and children in August 10th, 2020.

This randomized, double-blinded, and placebo-controlled phase I/II clinical trial among adolescents and children between the ages of 3-17 years old was approved by the Ethics Committee of the Hebei Provincial CDC on September 11, 2020, with the trial expected to commenced within September. In this clinical trial, low dosage (300SU/dose) and medium dosage (600SU/dose) with two-dose immunization scheduled at 28-day interval will be adopted. Sinovac has accelerated its vaccine development against the rapid spread of the coronavirus, so as to maximize the safety and health of citizens in China and other select countries around the world.

In recent months, the Company’s Phase I/II clinical trials of CoronaVacin adults (18 to 59 years old) and elderly volunteers (60 years old and above) were conducted in Jiangsu and Hebei Provinces on April 16th and May 22nd, respectively. The vaccine candidate appeared to be well tolerated for different dosage and no serious vaccine-related adverse events were reported. Both seroconversion rates in adults and elderly volunteers were above 90%, indicating favorable safety and immunogenicity of CoronaVac.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases.Sinovac’s product portfolio includes vaccines against enterovirus71 (EV71), hepatitis A and B, seasonal influenza, Quadrivalent Influenza vaccine (“QIV”), H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella vaccine and mumps. Healive, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government’s vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program.The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, and a SARS-CoV-2 (commonly referred to as COVID-19) vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is registering its products in over 30 countries outside of China. For more information please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or that could be filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price should its rights plan have been triggered.

Contact

Sinovac Biotech Ltd.

Helen Yang

Tel: +86-10-8279-9871

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S.: 1-646-308-1707

Email: william.zima@icrinc.com